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                               December 18, 2023

       Todd Cello
       Chief Financial Officer
       TransUnion
       555 West Adams
       Chicago, IL 60661

                                                        Re: TransUnion
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 1-37470

       Dear Todd Cello:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations - Twelve Months Ended December 31, 2022, 2021 and 2020
       Operating Expenses, page 49

   1. In your discussion of year over year changes in the various operating expense line items, you identify multiple
factors for changes without quantifying the impact of each. Please revise to quantify the
change for each of the factors that you cite. Refer to Item 303(b) of
                                                        Regulation S-K.
       Non-GAAP measures- Twelve Months Ended December 31, 2022, 2021 and 2020:
       Adjusted EBITDA and Adjusted EBITDA Margin, page 58

   2. We note an adjustment for "Accelerated technology investment" to arrive at Adjusted
                                                        EBITDA and Adjusted Net
Income for all periods presented. Please tell us how your
                                                        presentation of these
non-GAAP measures complies with Item 10(e)(1)(ii)(B), and
                                                        discuss why these costs
do not reflect normal, recurring, cash operating expenses
                                                        necessary to operate
your business. You may also refer to Question 100.01 of the Non-
 Todd Cello
TransUnion
December 18, 2023
Page 2
         GAAP Financial Measures Compliance and Disclosure Interpretations for guidance.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-3651
with any questions.



FirstName LastNameTodd Cello                              Sincerely,
Comapany NameTransUnion
                                                          Division of
Corporation Finance
December 18, 2023 Page 2                                  Office of Trade &
Services
FirstName LastName